Exhibit 99.1

Penn Virginia Reports Third Quarter 2018 Results and Provides Operational Update

— Entered into Definitive Merger Agreement to be Acquired by Denbury Resources —

— Oil Production Increases Nine Percent over Second Quarter —

HOUSTON, November 8, 2018 (GLOBE NEWSWIRE) – Penn Virginia Corporation (“Penn Virginia” or the “Company”) (NASDAQ:PVAC) today announced its financial and operational results for the third quarter 2018.

Significant Third Quarter and Recent Highlights

•	Entered into a definitive merger agreement on October 28, 2018, to be acquired by Denbury Resources, Inc. (“Denbury”), with the transaction expected to close in the first quarter of 2019;

•	Produced 22,912 barrels of oil equivalent per day (“BOEPD”) (77% oil) for the third quarter of 2018;

•	Drilled the Amber Porter (SA) Unit 2 2H in approximately 14 days (1,419 feet per day), a Company record for drilling a three string well;

•	Recorded net income of $16.3 million, or $1.06 per diluted share, for the third quarter of 2018; Adjusted net income(1) was $41.8 million, or $2.72 per diluted share, for the third quarter of 2018;

•	Generated adjusted EBITDAX(2) of $85.1 million for third quarter of 2018;

•	Realized cash operating margin(3) per BOE of $47.31 for the third quarter of 2018 with an aggregate realized price of $60.16 per BOE and adjusted direct operating expenses(4) per BOE of $12.84;

•	Yielded a realized oil price of $71.67 per barrel, a $2.24 per barrel premium over the West Texas Intermediate (“WTI”) average price for the third quarter of 2018;

•	Recorded a low lease operating expense (“LOE”) of $4.70 per BOE for the third quarter of 2018;

•	Increased the Company’s borrowing base under its credit facility by more than 30% to $450 million; and

•	Lowered Penn Virginia’s debt to adjusted EBITDAX ratio to 1.9x in the third quarter of 2018, pro forma for acquisitions.

Management Quote

“Continued success in our drilling program and premium LLS-based price realizations during the third quarter drove another period of strong operational and financial performance for Penn Virginia,” said John A. Brooks, President and Chief Executive Officer of Penn Virginia. “The result was an increase in oil production and adjusted EBITDAX from the second quarter of 2018 of nine and 12 percent, respectively, as well as industry leading realized cash margins.”

Mr. Brooks added, “In late October, we announced an agreement to merge Penn Virginia and Denbury. We believe it is the best path forward for Penn Virginia and its shareholders. Both companies share complementary attributes, including high-quality assets and the ability to generate significant free cash flow. We also believe Denbury’s EOR expertise will unlock meaningful value from our significant contiguous acreage position. As a result, the transaction will result in a combined company that is uniquely positioned for long-term success, and provides Penn Virginia’s shareholders with excellent value and significant upside.”

Third Quarter 2018 Operating Results

Total production in the third quarter of 2018 increased four percent from the second quarter of 2018, to approximately 2.1 million BOE, or 22,912 BOEPD (77% oil). Oil production grew nine percent over second quarter of 2018 levels to 17,753 barrels of oil per day.

Penn Virginia drilled and turned to sales 10 gross (9.7 net) wells in the Eagle Ford during the third quarter of 2018. The Company currently has three rigs active with two completion spreads. During the quarter, Penn Virginia drilled its fastest three string well to date. The 19,890 foot Amber Porter (SA) Unit 2 2H well was drilled in approximately 14 days or 1,419 feet per day.

As of November 2, 2018, the Company had approximately 98,600 gross (84,700 net) acres. Approximately 92% of Penn Virginia’s acreage is held by production. During the first nine months of 2018, the Company has either leased or renewed approximately 4,490 gross (4,250 net) acres.

Third Quarter 2018 Financial Results

Direct operating expenses, which consist of LOE, gathering, processing and transportation (“GPT”) expenses, production and ad valorem taxes, and cash general and administrative (“G&A”) expenses, were $27.1 million, or $12.86 per BOE, in the third quarter of 2018. Total G&A expenses for the third quarter of 2018 were $2.92 per BOE, which included $1.1 million of share-based compensation and non-recurring transaction costs, of which $1.0 million was non-cash. For the third quarter of 2018, adjusted cash G&A expenses(5), which excludes those items, were $2.41 per BOE. Adjusted direct operating expenses(4) per BOE, excluding the aforementioned non-cash and non-recurring G&A items, were $12.84 for the third quarter of 2018. For the third quarter 2018, LOE was $4.70 per BOE.

Net income for the third quarter of 2018 was $16.3 million, or $1.06 per diluted share, compared to net loss of $2.5 million, or $0.17 per diluted share, in the second quarter of 2018. Adjusted net income(1) was $41.8 million, or $2.72 per diluted share in the third quarter of 2018, versus $37.4 million, or $2.46 per diluted share in the second quarter of 2018.

Adjusted EBITDAX(2) was $85.1 million in the third quarter of 2018, which was 12% higher than the second quarter of 2018.

Hedging Update

Penn Virginia enters into oil hedges on a portion of its production to help mitigate commodity price risk.

The table below sets forth Penn Virginia’s current oil hedge positions:

	WTI – Oil Volumes (Barrels Per Day)	WTI - Average Swap Price ($/barrel)	LLS - Oil Volumes (Barrels Per Day)	LLS - Average Swap Price ($/barrel)	Percent of Oil Production Hedged (6)
Q4 2018	10,455	$57.05	6,000	$65.27	56%
2019	6,415	$54.48	5,000	$59.17	—
2020	6,000	$54.09	—	—	—

Balance Sheet and Liquidity

During the third quarter of 2018, the Company incurred $104.6 million of capital expenditures (excluding acquisitions), of which 95% was associated with drilling and completion activities.

As of September 30, 2018, Penn Virginia had $282.5 million outstanding on its credit facility and liquidity of $65.1 million. The Company’s borrowing base under it credit facility was recently increased from $340 million to $450 million, an increase of more than 30 percent. As of November 2, 2018, the Company had outstanding borrowings of $294.5 million on its credit facility and availability of approximately $155 million.

The Company is committed to maintaining financial discipline and a strong balance sheet with a targeted debt to adjusted EBITDAX ratio of 1.5x or below. As of September 30, 2018, the Company’s debt to adjusted EBITDAX ratio was approximately 1.9x, pro forma for acquisitions.

Guidance

The table below sets forth the Company’s guidance for 2018 (without giving effect to the closing of the acquisition by Denbury and pro forma for Oklahoma asset sale):

	Current	% oil
Production (BOEPD)
Fourth Quarter	28,500 – 30,500	75%

Realized Price Differentials
Oil (off WTI, per barrel)	$0.00 - $1.00
Natural gas (off Henry Hub, per MMBtu)	$0.10 - $0.20

Direct Operating Expenses
Lease operating expense (per BOE)	$4.25 - $4.75
GPT expense (per BOE)	$2.25 - $2.75
Ad valorem and production taxes (percent of product revenue)	5.0% - 5.5%
Cash G&A expense (per BOE)	$2.00 - $2.50

Capital Expenditures (millions)	$405 - $410

2019 Capital Plan

The 2019 capital plan currently calls for a three rig drilling program, which is expected to generate production growth of 50 to 60 percent over 2018 levels. Penn Virginia expects to generate free cash flow in 2019 after funding its capital plans, at current strip pricing.

Denbury Merger Transaction

On October 28, 2018, Penn Virginia entered into a definitive merger agreement (the “Agreement”) to be acquired by Denbury. Under the terms of the Agreement, shareholders of Penn Virginia will receive, subject to proration, a combination of 12.4 shares of Denbury common stock and $25.86 of cash for each share of Penn Virginia common stock, representing consideration to each Penn Virginia shareholder of $79.80 per share based on the closing price of Denbury common stock on October 26, 2018. Penn Virginia shareholders will be permitted to elect to receive either all stock, all cash or a mix of stock and cash, in each case subject to proration, which will result in the aggregate issuance of approximately 191.667 million Denbury shares and payment by Denbury of $400 million in cash. Upon closing of the transaction, Denbury shareholders will own approximately 71% of the combined company, and Penn Virginia shareholders will own approximately 29%.

The transaction, which is expected to close in the first quarter of 2019, is subject to the approval of Penn Virginia shareholders holding at least two-thirds of the Company’s common stock, approval by Denbury’s stockholders holding a majority of the outstanding common stock of an amendment to Denbury’s charter to increase its authorized shares and the approval by Denbury’s stockholders of the issuance of shares of Denbury common stock in the merger. The transaction is also conditioned on clearance under the Hart-Scott Rodino Act, and other customary closing conditions.

Upon closing, Denbury’s board of directors will be expanded from eight directors to 10 directors, to include two members of Penn Virginia’s board of directors that are mutually agreed upon by the parties.

Third Quarter 2018 Conference Call

Penn Virginia will not host an earnings call in connection with the third quarter 2018 results. However, certain members of its management will participate in a portion of the Denbury Resources, Inc. third quarter 2018 conference call.

The call is scheduled for 10 a.m. CDT / 11 a.m. EDT on November 8, 2018. The call can be accessed as follows:

By Phone: Dial toll-free (domestic) 800-230-1093 (international) 612-332-0228 five to ten minutes before the scheduled start of the conference call. Conference ID: 426561

By Webcast: A live webcast of the conference call will be available at www.pennvirginia.com. The webcast will be archived on the website and a telephonic replay will be accessible for at least one month after the call by dialing 800-475-6701 (domestic) or 320-365-3844 (international) and entering the conference ID number: 426561.

About Penn Virginia Corporation

Penn Virginia Corporation is a pure-play independent oil and gas company engaged in the development and production of oil, NGLs and natural gas, operating in the Eagle Ford shale in south Texas. For more information, please visit our website at www.pennvirginia.com. The information on the Company’s website is not part of this release.

Cautionary Statements Regarding Guidance

The estimates and guidance presented in this release are based on assumptions of capital expenditure levels, prices for oil, natural gas and NGLs, current indications of supply and demand for oil, well results and operating costs. The guidance provided in this release does not constitute any form of guarantee or assurance that the matters indicated will be achieved. While we believe these estimates and the assumptions on which they are based are reasonable, they are inherently uncertain and are subject to, among other things, significant business, economic, operational and regulatory risks and uncertainties and are subject to material revision. Actual results may differ materially from estimates and guidance.

Forward-Looking Statements

Certain statements contained herein that are not descriptions of historical facts are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We use words such as “guidance,” “projects,” “estimates,” “expects,” “continues,” “intends,” “plans,” “believes,” “forecasts,” “future,” “will”, “target” and variations of such words or similar expressions in this press release to identify forward-looking statements. Because such statements include assumptions, risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, all of the risks and uncertainties related to our announced merger with Denbury Resources Inc., including the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Denbury or the Company for the transaction are not obtained, litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction, risks that the proposed transaction disrupts the current plans and operations of Denbury or Penn Virginia, the ability of Denbury and Penn Virginia to retain and hire key personnel, competitive responses to the proposed transaction, unexpected costs, charges or expenses resulting from the transaction, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses, and legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Other risks and uncertainties include, without limitation, the following: our ability to satisfy our short-term and long-term liquidity needs, including our ability to generate sufficient cash flows from operations or to obtain adequate financing to fund our capital expenditures and meet working capital needs; negative events, publicity and other developments related to our business, such as the announced merger with Denbury, adversely affecting our ability to maintain our relationships with our suppliers, service providers, customers, employees, and other third parties; plans, objectives, expectations and intentions contained in this press release that are not historical; our ability to execute our business plan in volatile and depressed commodity price environments; any decline in and volatility of commodity prices for oil, NGLs, and natural gas; our anticipated production and development results; our ability to develop, explore for, acquire and replace oil and natural gas reserves and sustain production; our ability to generate profits or achieve targeted reserves in our development and exploratory drilling and well operations; any impairments, write-downs or write-offs of our reserves or assets; the projected demand for and supply of oil, NGLs and natural gas; our ability to contract for drilling rigs, frac crews, supplies and services at reasonable costs; our ability to obtain adequate pipeline transportation capacity for our oil and gas production at reasonable cost and to sell the production at, or at reasonable discounts to, market prices; the uncertainties inherent in projecting future rates of production for our wells and the extent to which actual production differs from that estimated in our proved oil and natural gas reserves; drilling and operating risks; concentration of assets; our ability to compete effectively against other oil and gas companies; leasehold terms expiring before production can be established and our ability to replace expired leases; costs or results of any strategic initiatives; environmental obligations, results of new drilling activities, locations and methods, costs and liabilities that are not covered by an effective indemnity or insurance; the timing of receipt of necessary regulatory permits; the effect of commodity and financial derivative arrangements, and counterparty risk related to the ability of parties to these arrangements to meet their future obligations; the occurrence of unusual weather or operating conditions, including force majeure events and hurricanes; our ability to retain or attract senior management and key employees, including as a result of our announced merger with Denbury Resources Inc.; compliance with and changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; physical, electronic and cybersecurity breaches; litigation that impacts us, our assets or our midstream service providers; uncertainties relating to general domestic and international economic and political conditions; and other risks set forth in our filings with the SEC, including our annual report on Form 10-K and quarterly reports on Form 10-Q. Additional information concerning these and other factors can be found in our press releases and public filings with the SEC. Many of the factors that will determine our future results are beyond the ability of management to control or predict. In addition, readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. The statements in this release speak only as of the date of this release. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Penn Virginia and Denbury for their consideration. Denbury will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Penn Virginia and Denbury. Each of Penn Virginia and Denbury will provide the joint proxy statement/prospectus to their respective shareholders. Penn Virginia and Denbury also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Penn Virginia or Denbury may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND DENBURY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Penn Virginia’s Investor Relations website (www.https://ir.pennvirginia.com/) (for documents filed with the SEC by Penn Virginia) or Denbury Investor Relations website (https://www.denbury.com/investor-relations/) (for documents filed with the SEC by Denbury).

Participants in the Solicitation

Penn Virginia, Denbury, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Penn Virginia and Denbury shareholders in connection with the proposed transaction.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Penn Virginia and Denbury shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Penn Virginia’s executive officers and directors in its definitive proxy statement filed with the SEC on March 28, 2018 and Form 8-K filed with the SEC on September 12, 2018. You can find more detailed information about Denbury’s executive officers and directors in its definitive proxy statement filed with the SEC on April 12, 2018. Additional information about Penn Virginia’s executive officers and directors and Denbury’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.

(1)

Adjusted net income is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

(2)

Adjusted EBITDAX is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

(3)

Realized cash operating margin per BOE is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

(4)

Adjusted direct operating expenses per BOE is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

(5)

Adjusted Cash G&A expense is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

(6)	Assumes mid-point of guidance.

PENN VIRGINIA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

and SELECTED OPERATING STATISTICS- unaudited

(in thousands, except per share, production and price data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
Revenues
Crude oil	$117,059	$101,716	$29,963	$290,033	$92,387
Natural gas liquids (NGLs) (1)	5,976	5,533	2,393	14,455	6,738
Natural gas	3,768	3,912	1,977	10,470	6,200

Total product revenues	126,803	111,161	34,333	314,958	105,325
Gain (loss) on sales of assets, net	2	4	9	81	(60)
Other revenues, net	380	415	117	937	462

Total revenues	127,185	111,580	34,459	315,976	105,727
Operating expenses
Lease operating	9,898	8,730	5,254	25,924	15,540
Gathering, processing and transportation (1)	4,928	4,574	2,399	12,861	7,505
Production and ad valorem taxes	7,152	5,795	1,668	17,039	5,766
General and administrative	5,134	4,447	5,919	14,476	12,034

Total direct operating expenses	27,112	23,546	15,240	70,300	40,845
Share-based compensation - equity classified awards	1,021	875	1,013	3,472	2,707
Depreciation, depletion and amortization	35,016	31,273	10,659	88,370	31,545

Total operating expenses	63,149	55,694	26,912	162,142	75,097

Operating income	64,036	55,886	7,547	153,834	30,630
Other income (expense)
Interest expense, net	(7,322)	(6,150)	(1,202)	(18,073)	(3,014)
Derivatives	(40,689)	(52,241)	(12,275)	(111,725)	15,802
Other, net	241	(16)	(17)	167	45

Income (loss) before income taxes	16,266	(2,521)	(5,947)	24,203	43,463
Income tax benefit (expense)	10	—	—	(153)	—

Net income (loss)	$16,276	$(2,521)	$(5,947)	$24,050	$43,463

Net income (loss) per share:
Basic	$1.08	$(0.17)	$(0.40)	$1.60	$2.90
Diluted	$1.06	$(0.17)	$(0.40)	$1.57	$2.89
Weighted average shares outstanding:
Basic	15,062	15,058	14,994	15,054	14,993
Diluted	15,344	15,058	14,994	15,278	15,062

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
Production
Crude oil (MBbls)	1,633	1,498	627	4,259	1,920
NGLs (MBbls)	267	269	125	700	375
Natural gas (MMcf)	1,248	1,515	676	3,734	2,094
Total (MBOE)	2,108	2,020	864	5,581	2,644
Average daily production (BOEPD)	22,912	22,200	9,396	20,444	9,683

Prices
Crude oil ($ per Bbl)	$71.67	$67.89	$47.78	$68.10	$48.12
NGLs ($ per Bbl) (1)	$22.41	$20.54	$19.19	$20.64	$17.98
Natural gas ($ per Mcf)	$3.02	$2.58	$2.92	$2.80	$2.96
Aggregate ($ per BOE)	$60.16	$55.02	$39.72	$56.43	$39.84
Prices - Adjusted for derivative settlements
Crude oil ($ per Bbl)	$62.36	$59.61	$49.04	$59.84	$47.25
NGLs ($ per Bbl) (1)	$22.41	$20.54	$19.19	$20.64	$17.98
Natural gas ($ per Mcf)	$3.02	$2.58	$2.92	$2.80	$2.96
Aggregate ($ per BOE)	$52.94	$48.89	$40.63	$50.13	$39.21

(1)	NGL revenues for the periods in 2018 are presented net of processing costs. Such costs are included in Gathering, processing and transportation expense in the periods ended in 2017.

PENN VIRGINIA CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS - unaudited

(in thousands)

	September 30,	December 31,
	2018	2017
Assets
Current assets	$87,502	$87,088
Net property and equipment	858,766	529,059
Other assets	7,368	13,450

Total assets	$953,636	$629,597

Liabilities and shareholders’ equity
Current liabilities	$192,603	$123,958
Other liabilities	42,781	18,733
Total long-term debt, net	472,344	265,267
Total shareholders’ equity	245,908	221,639

Total liabilities and shareholders’ equity	$953,636	$629,597

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - unaudited

(in thousands)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
Cash flows from operating activities
Net income (loss)	$16,276	$(2,521)	$(5,947)	$24,050	$43,463
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	35,016	31,273	10,659	88,370	31,545
Derivative contracts:
Net losses (gains)	40,689	52,241	12,275	111,725	(15,802)
Cash settlements, net	(15,214)	(12,401)	788	(35,191)	(1,670)
Deferred income tax (benefit) expense	(10)	—	—	153	—
(Gain) loss on sales of assets, net	(2)	(4)	(9)	(81)	60
Non-cash interest expense	865	848	374	2,509	1,362
Share-based compensation (equity-classified)	1,021	875	1,013	3,472	2,707
Other, net	12	13	21	38	59
Changes in operating assets and liabilities	(6,166)	11,412	(4,897)	(2,140)	(11,430)

Net cash provided by operating activities	72,487	81,736	14,277	192,905	50,294

Cash flows from investing activities
Acquisitions, net	1,448	(3,497)	(200,162)	(85,387)	(200,162)
Capital expenditures	(121,909)	(123,511)	(24,261)	(323,259)	(67,844)
Proceeds from sales of assets, net	5,464	974	—	7,989	—

Net cash used in investing activities	(114,997)	(126,034)	(224,423)	(400,657)	(268,006)

Cash flows from financing activities
Proceeds from credit facility borrowings	39,000	48,500	25,000	205,500	39,000
Repayment of credit facility borrowings	—	—	(5,000)	—	(7,000)
Proceeds from second lien loans, net	—	—	196,000	—	196,000
Debt issuance costs paid	—	—	(8,472)	(754)	(9,562)
Proceeds received from rights offering, net	—	—	—	—	55
Other, net	—	—	—	—	(55)

Net cash provided by financing activities	39,000	48,500	207,528	204,746	218,438

Net increase (decrease) in cash and cash equivalents	(3,510)	4,202	(2,618)	(3,006)	726
Cash and cash equivalents - beginning of period	11,521	7,319	10,105	11,017	6,761

Cash and cash equivalents - end of period	$8,011	$11,521	$7,487	$8,011	$7,487

PENN VIRGINIA CORPORATION

CERTAIN NON-GAAP FINANCIAL MEASURES - unaudited

Readers are reminded that non-GAAP measures are merely a supplement to, and not a replacement for, or superior to financial measures prepared according to GAAP. They should be evaluated in conjunction with the GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

Reconciliation of GAAP “Net income (loss)” to Non-GAAP “Adjusted net income”

Adjusted net income is a non-GAAP financial measure that represents net income (loss) adjusted to exclude the effects, net of income taxes, of non-cash changes in the fair value of derivatives, net gains and losses on the sales of assets, acquisition, divestiture and strategic transaction costs, executive retirement costs and restructuring expenses. We believe that Non-GAAP adjusted net income and non-GAAP adjusted net income per share amounts provide meaningful supplemental information regarding our operational performance. This information facilitates management’s internal comparisons to the Company’s historical operating results as well as to the operating results of our competitors. Since management finds this measure to be useful, the Company believes that our investors can benefit by evaluating both non-GAAP and GAAP results. Adjusted net income non-GAAP is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income (loss).

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
	(in thousands, except per share amounts)
Net income (loss)	$16,276	$(2,521)	$(5,947)	$24,050	$43,463
Adjustments for derivatives:
Net losses (gains)	40,689	52,241	12,275	111,725	(15,802)
Cash settlements, net	(15,214)	(12,401)	788	(35,191)	(1,670)
(Gain) loss on sales of assets, net	(2)	(4)	(9)	(81)	60
Acquisition, divestiture and strategic transaction costs	44	56	1,505	531	1,505
Executive retirement costs	—	—	—	250	—
Other, net	—	—	—	(80)	—
Restructuring expenses	—	—	—	—	(20)
Impact of adjustment on income taxes	(10)	—	—	153	—

Adjusted net income	$41,783	$37,371	$8,612	$101,357	$27,536

Net income (loss), per diluted share	$1.06	$(0.17)	$(0.40)	$1.57	$2.89

Adjusted net income, per diluted share	$2.72	$2.46	$0.57	$6.63	$1.83

Reconciliation of GAAP “Net income (loss)” to Non-GAAP “Adjusted EBITDAX”

Adjusted EBITDAX represents net income (loss) before interest expense, income taxes, depreciation, depletion and amortization expense and share-based compensation expense, further adjusted to exclude the effects of gains and losses on sales of assets, non-cash changes in the fair value of derivatives, and special items including acquisition, divestiture and strategic transaction costs, executive retirement costs and restructuring expenses. We believe this presentation is commonly used by investors and professional research analysts for the valuation, comparison, rating, and investment recommendations of companies within the oil and gas exploration and production industry. We use this information for comparative purposes within our industry. Adjusted EBITDAX is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income (loss). Adjusted EBITDAX as defined by Penn Virginia may not be comparable to similarly titled measures used by other companies and should be considered in conjunction with net income (loss) and other measures prepared in accordance with GAAP, such as operating income or cash flows from operating activities. Adjusted EBITDAX should not be considered in isolation or as a substitute for an analysis of Penn Virginia’s results as reported under GAAP.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
	(in thousands, except per unit amounts)
Net income (loss)	$16,276	$(2,521)	$(5,947)	$24,050	$43,463
Adjustments to reconcile to Adjusted EBITDAX:
Interest expense, net	7,322	6,150	1,202	18,073	3,014
Income tax (benefit) expense	(10)	—	—	153	—
Depreciation, depletion and amortization	35,016	31,273	10,659	88,370	31,545
Share-based compensation expense (equity-classified)	1,021	875	1,013	3,472	2,707
(Gain) loss on sales of assets, net	(2)	(4)	(9)	(81)	60
Adjustments for derivatives:
Net losses (gains)	40,689	52,241	12,275	111,725	(15,802)
Cash settlements, net	(15,214)	(12,401)	788	(35,191)	(1,670)
Adjustment for special items:
Acquisition, divestiture and strategic transaction costs	44	56	1,505	531	1,505
Executive retirement costs	—	—	—	250	—
Other, net	(80)	—	—	(80)	—
Restructuring expenses	—	—	—	—	(20)

Adjusted EBITDAX	$85,062	$75,669	$21,486	$211,272	$64,802

Adjusted EBITDAX per BOE	$40.35	$37.46	$24.85	$37.85	$24.51

Reconciliation of GAAP “Income (loss) before income taxes” to Non-GAAP “Realized cash operating margin and cash operating margin per BOE”

Realized cash operating margin and realized cash operating margin per BOE are a supplemental non-GAAP financial measure that excludes certain non-recurring expenses, certain non-operating items and non-cash expenses. We believe that the non-GAAP measure of Realized cash operating margin per BOE is useful to investors because it provides readers with a meaningful measure of our operating profitability and provides for greater comparability period-over-period.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
	(in thousands, except per unit amounts)
Income (loss) before income taxes	$16,266	$(2,521)	$(5,947)	$24,203	$43,463
Plus:
Interest expense, net	7,322	6,150	1,202	18,073	3,014
Derivatives	40,689	52,241	12,275	111,725	(15,802)
Other, net	(241)	16	17	(167)	(45)
Share-based compensation
- equity classified awards	1,021	875	1,013	3,472	2,707
Acquisition, divestiture and strategic transaction costs	44	56	1,505	531	1,505
Executive retirement costs	—	—	—	250	—
Restructuring expenses	—	—	—	—	(20)
Depreciation, depletion and amortization	35,016	31,273	10,659	88,370	31,545
Less:
(Gain) loss on sales of assets, net	(2)	(4)	(9)	(81)	60
Other revenues, net	(380)	(415)	(117)	(937)	(462)

Non-GAAP Realized cash operating margin	$99,735	$87,671	$20,598	$245,439	$65,965

Non-GAAP Realized cash operating margin per BOE	$47.31	$43.40	$23.83	$43.98	$24.95

Reconciliation of GAAP “Operating expenses” to Non-GAAP “Adjusted direct operating expenses and Adjusted direct operating expenses per BOE”

Adjusted total direct operating expenses and adjusted total direct operating expenses per BOE are a supplemental non-GAAP financial measure that excludes certain non-recurring expenses and non-cash expenses. We believe that the non-GAAP measure of Adjusted total direct operating expense per BOE is useful to investors because it provides readers with a meaningful measure of our cost profile and provides for greater comparability period-over-period.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
	(in thousands, except per unit amounts)
Operating expenses	$63,149	$55,694	$26,912	$162,142	$75,097
Less:
Share-based compensation - equity-classified awards	(1,021)	(875)	(1,013)	(3,472)	(2,707)
Depreciation, depletion and amortization	(35,016)	(31,273)	(10,659)	(88,370)	(31,545)
Significant special charges:
Acquisition, divestiture and strategic transaction costs	(44)	(56)	(1,505)	(531)	(1,505)
Executive retirement costs	—	—	—	(250)	—
Restructuring expenses	—	—	—	—	20

Non-GAAP Adjusted direct operating expenses	$27,068	$23,490	$13,735	$69,519	$39,360

Non-GAAP Adjusted direct operating expenses per BOE	$12.84	$11.63	$15.89	$12.46	$14.89

Reconciliation of GAAP “General administrative expenses” to Non-GAAP “Adjusted cash-based general and administrative expenses”

Adjusted cash-based general and administrative expense (“Adjusted G&A”) is a supplemental non-GAAP financial measure that excludes certain non-recurring expenses and non-cash share-based compensation expense. We believe that the non-GAAP measure of Adjusted G&A is useful to investors because it provides readers with a meaningful measure of our recurring G&A expense and provides for greater comparability period-over-period.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2018	2018	2017	2018	2017
	(in thousands, except per unit amounts)
General and administrative expenses - direct	$5,134	$4,447	$5,919	$14,476	$12,034
Share-based compensation - equity-classified awards	1,021	875	1,013	3,472	2,707

GAAP General and administrative expenses	6,155	5,322	6,932	17,948	14,741
Less: Share-based compensation - equity-classified awards	(1,021)	(875)	(1,013)	(3,472)	(2,707)
Significant special charges:
Acquisition, divestiture and strategic transaction costs	(44)	(56)	(1,505)	(531)	(1,505)
Executive retirement costs	—	—	—	(250)	—
Restructuring expenses	—	—	—	—	20

Adjusted cash-based general and administrative expenses	$5,090	$4,391	$4,414	$13,695	$10,549

GAAP General and administrative expenses per BOE	$2.92	$2.63	$8.02	$3.22	$5.58

Adjusted cash-based general and administrative expenses per BOE	$2.41	$2.17	$5.11	$2.45	$3.99